                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Reuter Manufacturing, Inc.
                           --------------------------
                                (Name of Issuer)

                         Common Stock, $.1875 par value
             Series a Convertible Preferred Stock, $.1875 par value
             ------------------------------------------------------
                        (Titles of Classes of Securities)

                           761323-10-4 (Common Stock)
                           --------------------------
                                 (CUSIP Number)

                                 Michael J. Tate
                           Reuter Manufacturing, Inc.
                              410 11th Avenue South
                            Hopkins, Minnesota 55343
                                 (952) 935-6921
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 10, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D
CUSIP No. 761323-10-4
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
    Activar, Inc.
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)      [    ]
    (b)      [    ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Minnesota
-------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                        2,812,500 (includes 625,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 625,000 shares of Common Stock)
NUMBER OF                     -------------------------------------------------
SHARES BENEFICIALLY           8)   SHARED VOTING POWER
OWNED BY EACH                             -0-
REPORTING PERSON               ------------------------------------------------
WITH                          9)   SOLE DISPOSITIVE POWER
                                           2,812,500 (includes 625,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 625,000 shares of Common Stock)
                              -------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                        -0-
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)
-------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [  ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.07% (of the Common Stock); 62.50% (of the Series A Convertible Preferred Stock); and 28.92% (of the Common Stock and the Series A Convertible Preferred Stock on an as converted basis)
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 761323-10-4
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
    James L. Reissner

-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)   [     ]
    (b)   [     ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    PF
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
-------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                         1,125,000 (includes 250,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 250,000 shares of Common Stock)
NUMBER OF                     -------------------------------------------------
SHARES BENEFICIALLY           8)   SHARED VOTING POWER
OWNED BY EACH                                 -0-
REPORTING PERSON              -------------------------------------------------
WITH                          9)   SOLE DISPOSITIVE POWER
                                         1,125,000 (includes 250,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 250,000 shares of Common Stock)
                              -------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                         2,812,500 (includes 625,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 625,000 shares of Common Stock)
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,937,500 (includes 875,000 shares of Series A Convertible Preferred Stock which is convertible into 875,000 shares of Common Stock)
-------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [  ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.10% (of the Common Stock); 87.50% (of the Series A Convertible Preferred Stock); and 40.49% (of the Common Stock and the Series A Convertible Preferred Stock on an as converted basis)
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


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

                                  SCHEDULE 13D
CUSIP No. 761323-10-4
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
    R.F. McNamara

-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)   [     ]
    (b)   [     ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    NA
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
-------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                         2,812,500 (includes 625,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 625,000 shares of Common Stock)
NUMBER OF                     -------------------------------------------------
SHARES BENEFICIALLY           8)   SHARED VOTING POWER
OWNED BY EACH                                 -0-
REPORTING PERSON              -------------------------------------------------
WITH                          9)   SOLE DISPOSITIVE POWER
                                             -0-
                              -------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                         2,812,500 (includes 625,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 625,000 shares of Common Stock)
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)
-------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [  ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.07% (of the Common Stock); 62.50% (of the Series A Convertible Preferred Stock); and 28.92% (of the Common Stock and the Series A Convertible Preferred Stock on an as converted basis)
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the common stock, $.1875 par value per share (the "Common Stock"), and the series A convertible preferred stock, $.1875 par value per share (the "Series A Stock"), of Reuter Manufacturing, Inc., a Minnesota corporation ("Reuter"). The address of the principal executive offices of Reuter is 410 11th Avenue South, Hopkins, Minnesota 55343.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) This statement is filed by and on behalf of R.F. McNamara ("McNamara"), James L. Reissner ("Reissner") and Activar, Inc. ("Activar"). McNamara, Reissner and Activar are sometimes collectively referred to herein as the "Reporting Persons."

     (b) The principal business and office address of Activar is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439. Activar is a Minnesota corporation and is principally engaged in manufacturing operations, acting as a holding company for approximately fifteen private and public manufacturing concerns.

     (c) McNamara is the sole owner of Activar and McNamara's business address is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439. Reissner is Chief Executive Officer of Activar and Mr. Reissner's principal business address is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     (f) McNamara and Reissner are United States citizens.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 10, 2000, Activar purchased 2,187,500 shares of Common Stock and 625,000 shares of the Series A Stock of Reuter at a purchase price of $.1777778 per share, an aggregate purchase price of $500,000. The purchase was made in a private transaction pursuant to a Securities Purchase Agreement dated October 10, 2000 (the "Purchase Agreement") between Reuter, Activar, Reissner and Michael J. Tate ("Tate"). Corporate funds of Activar in the amount of $500,000 were used to purchase the 2,187,500 shares of Common Stock and the 625,000 shares of Series A Stock. No funds used to purchase any of the shares of Common Stock and Series A Stock reported on this statement were borrowed.

     On October 10, 2000, Reissner purchased 875,000 shares of Common Stock and 250,000 shares of the Series A Stock of Reuter at a purchase price of $.1777778 per share, an aggregate purchase price of $200,000. The purchase was made in a private transaction pursuant to the Purchase Agreement. Reissner's personal funds, in the amount of $200,000, were used to purchase the 875,000 shares of Common Stock and the 250,000 shares of Series A Stock. No funds used to purchase any of the shares of Common Stock or Series A Stock reported on this statement were borrowed.

     McNamara did not individually purchase any shares pursuant to the Purchase Agreement.

ITEM 4.    PURPOSE OF TRANSACTION.

     On October 10, 2000, Activar and entered into the Purchase Agreement with Reuter and Tate to purchase an aggregate of 3,500,000 shares of Common Stock and an aggregate of 1,000,000 shares of Series A Stock at a purchase price of $.1777778 per share, an aggregate purchase price of $800,000.

     The Reporting Persons may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase their holdings in Reuter will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Reuter, and general economic conditions and stock and money market conditions. At any time, the Reporting Persons may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. None of the Reporting Persons has any present plans or proposals which relate to or would result in:

         - the acquisition by any person of additional securities of Reuter or the disposition of securities of Reuter;

         - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Reuter;

         -    a sale or transfer of a material amount of assets of Reuter;

         - any change in the present board of directors or management of Reuter, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         - any material change in the present capitalization or dividend policy of Reuter;

         - any other material change in Reuter's business or corporate structure;

         - changes in Reuter's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Reuter by any person;

         - causing a class of securities of Reuter to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         - a class of equity securities of Reuter becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

         -    any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of October 10, 2000, each of the Reporting Persons beneficially owned the following amounts of Common Stock and Series A Stock (the percentages shown are based upon 8,724,219 shares of Common Stock outstanding and 1,000,000 shares of Series A Stock outstanding for a total of 9,724,219 shares of Reuter's capital stock outstanding on an as converted basis):

         1. Reissner beneficially owns 3,062,500 shares (35.10% of the Common Stock) and 875,000 shares (87.50% of the Series A Stock) for an aggregate of 3,937,500 shares (40.49% of the Common Stock and the Series A Stock on an as converted basis). The 3,062,500 shares of Common Stock include 2,187,500 shares of Common Stock held by Activar and the 875,000 shares of Series A Stock include 625,000 share of Series A Stock held by Activar. Mr. Reissner has shared dispositive power with respect to these shares.

         2. McNamara beneficially owns 2,187,500 shares (25.07% of the Common Stock) and 625,000 shares (62.50% of the Series A Stock) for an aggregate of 2,812,500 shares (28.92% of the Common Stock and the Series A Stock on an as converted basis). McNamara has voting power with respect to these shares and has shared dispositive power with respect to these shares with Reissner.

         3. Activar beneficially owns 2,187,500 shares (25.07% of the Common Stock) and 625,000 shares (62.50% of the Series A Stock) for an aggregate of 2,812,500 shares (28.92% of the Common Stock and the Series A Stock on an as converted basis). McNamara has voting power with respect to these shares and shares dispositive power with respect to these shares with Reissner.

         Pursuant to a Voting Agreement dated as of September 12, 2000, among Reuter, Activar, and certain existing holders of Reuter's Common Stock (the "Voting Agreement"), described in more detail in Item 6, all parties to the Voting Agreement must vote all of their shares of capital stock of Reuter (a) for the election of designees of Activar to the board of directors of Reuter and
(b) as directed by Activar on all matters which from time to time are presented for a vote of Reuter's shareholders.

     (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

     (c) None of the Reporting Persons has effected any transactions in the Common Stock of Reuter during the past 60 days, except for the purchase by Activar of 2,187,5000 shares of Common Stock and 625,000 shares of Series A stock on October 10, 2000 and the purchase by Reissner of 875,000 shares of Common Stock and 250,000 shares of Series A Stock on October 10, 2000 in a private transaction for purchase price of $.1777778 per share, all as described in Item 3.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described under "Item 4. Purpose of Transaction," on October 10, 2000, Activar, Reissner and Tate entered into the Purchase Agreement with Reuter to purchase an aggregate of 1,000,000 shares of Reuter's Series A Stock and 3,500,000 shares of Reuter's Common Stock at a purchase price of $.1777778 per share, an aggregate purchase price of $800,000.

     Activar, Reuter and certain existing shareholders (collectively, the "Shareholders") are parties to a Voting Agreement, dated September 12, 2000, with respect to an aggregate of 973,647 shares of Reuter's Common Stock and with respect to an aggregate of 144,000 shares of Common Stock that may be acquired upon the exercise of options and warrants held by the Shareholders. Pursuant to the Voting Agreement, each of the Shareholders agree to vote all of their shares of Common Stock (a) for the election of designees of Activar to the board of directors of Reuter and (b) as directed by Activar on all matters from time to time are presented for a vote of Reuter's shareholders. The Voting Agreement will terminate automatically on October 9, 2003, unless terminated earlier in the event that Activar owns more than 50% of the issued and outstanding shares of Reuter's voting securities. The foregoing summary of certain provisions of the Voting Agreement is qualified by the copy of the Voting Agreement filed as
Exhibit 1 to this Schedule 13D, and which is incorporated herein by this reference.

     Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this
Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 4 to this Schedule 13D and is incorporated herein by this reference.

     Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Reuter.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Voting Agreement dated as of September 12, 2000 among Activar, Inc., Reuter Manufacturing, Inc. and certain existing holders (filed herewith electronically).

         Exhibit 2 Securities Purchase Agreement dated October 10, 2000 among Reuter Manufacturing, Inc., Activar, Inc., James
                        L. Reissner and Michael J. Tate (filed herewith electronically).

         Exhibit 3 Agreement among James L. Reissner, R.F. McNamara, and Activar, Inc. (filed herewith electronically).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2000

                                                /s/ James L. Reissner
                                                -------------------------------
                                                James L. Reissner

                                                ACTIVAR, INC.


                                                By:  /s/ James L. Reissner
                                                   ----------------------------
                                                         James L. Reissner
                                                Its: President and Chief
                                                     Operating Officer


                                                /s/  R. F. McNamara
                                                -------------------------------
                                                R.F. McNamara

                                  EXHIBIT INDEX

 Exhibit No.                             Description                                       Method of Filing
 -----------                             -----------                                       ----------------
      1        Voting Agreement dated as of September 12, 2000 among Activar,
               Inc., Reuter Manufacturing, Inc. and certain existing
               shareholders...................................................  Filed herewith electronically

      2        Securities Purchase Sale Agreement dated October 10, 2000 among
               Reuter Manufacturing, Inc., Activar, Inc., James L.
               Reissner and Michael J. Tate...................................  Filed herewith electronically

      3        Agreement among James L. Reissner, R.F. McNamara, and Activar,
               Inc............................................................  Filed herewith electronically


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